UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-held Company

NOTICE TO THE SHAREHOLDERS

Rio de Janeiro, June 01, 2010 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) announces to the market and to its shareholders that the share fractions from the reverse stock split and simultaneous split of the grouped shares, approved on the Extraordinary Shareholders Meeting held on November 13, 2009, and duly informed in a Notice to the Shareholders released in the same day, were sold at Auctions held on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros in May 17 and 24, 2010. The proceeds will be available to their respective shareholders, starting on June 04, being the unit values of common and preferred shares of R$26.9399958 and R$20.7982021, respectively. In total, 478,750 common shares and 279,666 preferred shares were sold.

The proceeds will be available to the shareholders in accordance to the items listed below:

(a) The bank account holders of Banco do Brasil will have the corresponding amount directly credited in their checking account held with the bank, if they opted for receiving the proceeds through their account at Banco do Brasil;

(b) Other Shareholders shall seek a branch of Banco do Brasil which provides services to shareholders, so that they can receive the respective amounts;

(c) The amount corresponding to the shares deposited at the Central Securities Depository of BM&FBOVESPA will be directly credited and the Central Securities Depository of BM&FBOVESPA will be in charge of transferring this amount to respective shareholders through the Custodian Agents; and

d) Referring to Shareholders whose shares are blocked or their records are outdated, the amount will be retained by the Company and available to respective Shareholder, expressly if he/she submits documentation evidencing that blockade was cancelled and/or his/her identification, where applicable.

Michel Neves Sarkis

Chief Financial and Investor Relations

Officer Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.